Exhibit 99.2

Amended Articles of Association

COMPANIES LAW, 5759 - 1999

ARTICLES OF ASSOCIATION FOR THE MANAGEMENT OF
A LIMITED LIABILITY PUBLIC COMPANY

1.	Name of the Company

The name of the Company is: (in English): KAMADA LTD.

2.	Objectives of the Company

The objective of the Company is to engage in any lawful activity.

3.	Definitions and Interpretation

3.1	“Securities Law” - Securities Law, 5728 – 1968 (and any other law which shall amend or replace it, as shall be in effect from time to time) and the regulations promulgated thereunder.

3.2	Words denoting the singular shall include the plural and vice versa; words denoting the masculine shall include the feminine and vice versa.

3.3	Unless special definitions for specific terms are included in these Articles, any word or term in these Articles shall be attributed the meaning designated for them in the Companies Law 5759 - 1999 (in these Articles: “Companies Law”), unless such meaning will contradict the written subject or the content thereof.

3.4	To dispel any doubt, matters that are provided for in the Companies Law such that their provision may be stipulated in the Articles of Association and these Articles do not make any contrary reference to them other than in respect to the provisions set forth in the Companies Law - the Companies Law shall apply to them.

4.	Business

The Company is entitled, at any time, to engage in any industry, or type of business that it is authorized expressly or implicitly to engage in pursuant to Article 2 above. Likewise, the Company is entitled to cease its engagement in these businesses regardless of whether it started to do business in said industry or type of business or not.

5.	Official Office

The official office of the Company shall be the address to be determined from time to time by the Board of Directors, or by one who has been authorized by the Board of Directors for such purpose.

6.	The share capital of the Company and the rights attached to the shares

6.1	The authorized capital of the Company is NIS 70,000,000 divided into 70,000,000 Ordinary Shares of a nominal value of NIS 1 each.

6.2	The ordinary shares shall confer upon their holders -

6.2.1	An equal right to receive notices of general meetings of the Company, to participate and vote in the general meetings of the Company, both in regular or extraordinary meetings, and each share of the Company entitles its holder, who is present at a meeting and participates in the vote, by himself, through a representative or through a voting instrument, to one vote;

6.2.2	Equal rights to participate in the distribution of dividends, in cash or by way of bonus shares, in the distribution of assets or any other distribution, according to the pro rata share of the nominal value of the shares held by them;

6.2.3	Equal right to participate in the distribution of surplus assets of the Company at its dissolution pro rata to the nominal value of the shares held by them.

7.	Limited Liability

The shareholders’ liability for debts of the Company shall be limited to the full amount (nominal value together with the premium) which they were required to pay to the Company for the shares which is still outstanding.

8.	Joint shares and share certificates

8.1	If two or more persons are registered in the Shareholder Register as joint owners of a share, each person may give a binder receipt for any dividend or other monies relating to the share.

8.2	A shareholder registered in the Shareholder Register is entitled to receive from the Company, free of charge, within a period of three months after the allocation or registration of the transfer of one share certificate on which is imprinted all the shares registered in his name listing the number of the shares. If a share is jointly owned, the Company will issue one share certificate for all of the owners of the share, and the delivery of this share certificate to any of the joint owners of the share shall be deemed as delivery to all the owners.

8.3	Each share certificate shall bear the signature of at least one director together with the Company stamp or its printed name.

8.4	A share certificate that has been destroyed, defaced or lost may be replaced upon the furnishing of proof and guarantees as required by the Company from time to time.

9.	Relief of the Company for shares that are not fully paid up

9.1	If a shareholder fails to pay the consideration which he undertook to pay for his shares, in whole or in part, on time and under the terms of the issuance of the shares and/or the demand for payment as set forth in Article 9.2 herein, the Company may, upon a decision by the Board of Directors, forfeit such shares in respect to which their payment is outstanding. Forfeiture of shares shall take place only after the Company has sent the shareholder written notice of its intent to forfeit the shares within at least 7 days from the date of receipt of the notice if payment is not made within the period of time so specified in the notice.

The Board of Directors may at any time prior to the date on which the forfeited share is sold, reissued or transferred in another manner, revoke the forfeiture under such terms as they deem fit.

Shares that are forfeited shall be held by the Company as dormant shares or can be sold.

9.2	If, under the terms of issuance of shares no date is designated for payment of any installment of the price that must be paid for the shares, the Board of Directors may from time to time, require payment from the shareholders for the outstanding monies not yet paid for the shares held by them and each shareholder shall be bound to pay the Company the required sum at the time so designated, provided that 14 days advance notice is received regarding the date and place where payment is to be made (“Call for Payment”). The notice shall specify that non payment at or prior to the designated time, at the specified location, may cause a forfeiture of such shares in respect to which a call for payment has been made. A Call for Payment may be revoked or deferred to another time, as the Board of Directors decides.

9.3	In the absence of any other determination in the terms of issuance of the shares, a shareholder shall not be entitled to receive dividends or exercise any right as a shareholder for any shares that have not yet been fully paid.

9.4	Persons who are joint owners of a share shall be jointly and severally liable for payment of the sums owed to the Company for the share.

9.5	Nothing in this Article 9 shall derogate from any other action to be taken by the Company against a shareholder who fails to defray his debt to the Company in respect to his shares.

10.	Transfer of shares

10.1	Any transfer of shares that is listed in the Shareholders Register in the name of a registered shareholder, including a transfer by the nominee company or to it, shall be made by a share transfer deed in the language customary for this matter in Israel or any other version authorized by the Board of Directors or any person so authorized by it for this purpose. A share transfer deed shall be signed personally, by the transferor and the transferee by themselves or through their attorneys, along with the signature of witnesses authenticating their signatures.

10.2	Prior to the registration of any transfer of shares in the Shareholder Register, a share transfer deed shall be submitted to the Company at its registered address or any other place that the Board of Directors shall designate for this purpose or to whom the Board of Directors shall so designate, along with the share certificates that are being transferred (if issued) and any other proofs required by the Company regarding the proprietary right of the transferor of his right to transfer the shares and the authority of the transferor’s attorney or the transferee’s attorney to sign on behalf of the transferor or transferee on the share transfer deed (if so signed by an attorney).

10.3	The Company shall be entitled, in an amount designated by the Board of Directors from time to time, to collect a reasonable fee under the circumstances, for the registration of the transfer.

10.4	Subject to the provisions of the Companies Law, a transfer of shares shall not be registered in the Shareholder Register until the Company has received a transfer deed, the share certificate and the required proofs as stated above, and the Company was paid the sum that was designated, if so designated, for registration of the transfer; the transferor shall continue to be deemed the owner of the transferred shares until the registration of the transferee as the holder of the transferred shares in the Shareholder Register.

10.5	The Company may close the Shareholder Register for a period of time decided by the Board of Directors provided that it does not exceed, in aggregate, thirty days each year. When the Shareholder Register is closed, share transfers may not be registered.

10.6	Subject to these Articles or the terms of the issuance of the shares, any fully paid up share may be transferred without the approval of the Board of Directors.

10.7	If the Company refuses to approve a transfer of shares, it shall notify the transferor of such no later than one month from the date it received the share transfer deed.

10.8	Share transfer deeds that are registered in the Shareholder Register shall remain with the Company. Any share transfer deed that the Company refused to register in the Shareholder Register shall be returned to the person who submitted it, upon his request.

10.9	Subject to the provisions of the Companies Law and these Articles, if it is proved to the satisfaction of the Company and by the means designated by it, that the legal conditions for assignment of the right to the shares registered in the Shareholders Register in the name of a registered shareholder exist, the Company shall recognize the assignee and him only, as the holder of the rights to such shares.

10.10	Notwithstanding the above, upon the death of one or more individuals who are registered as joint owners of shares registered in their name in the Shareholder Register, the Company shall recognize the remaining registered owners who are alive, and them only, as the owners of those shares.

10.11	Subject to the provisions of these Articles, the Company shall change the ownership of shares in the Shareholder Register if an order of the court instructing it to amend the Shareholder Register has been delivered to it, or if it has been proven to the Company, to its satisfaction and by the means designated by it, that the terms in the law for assignment of the shares have been satisfied, and the Company shall not recognize the right of a person to shares prior to his proving his right to them as explained above.

10.12	Without derogating from the above, the Company may refuse to change the registration of the ownership of shares in the Shareholder Register or may defer it, as it would have been entitled to do, if the registered shareholder had by himself transferred the share, prior to the assignment of the right.

10.13	Subject to the provisions of the Companies Law and the provisions of these Articles, a person who becomes entitled to a share, shall be entitled to transfer the shares as the registered owner of the share himself was allowed, prior to the assignment of the right.

10.14	The Company may destroy share transfer deeds following the expiration of a seven year period from the date of the registration in the Shareholder Register, and the Company may destroy share certificates that were revoked, after the expiration of seven years from their revocation, and there shall exist a retroactive presumption that all of the share transfer deeds and certificates that were destroyed were fully valid and that the transfers, revocations and registrations, as warranted, had been lawfully carried out.

11.	Change of Capital

11.1	The general meeting may increase the authorized share capital of the Company by creating new shares of an existing or new class of shares, as decided by the general meeting.

11.2	The general meeting may cancel the unissued authorized share capital provided that there is no existing obligation of the Company including a contingent obligation, to issue the shares.

11.3	The general meeting may, subject to the provisions of the law:

11.3.1	Consolidate and re-divide its share capital, or any part thereof, to shares of a per share nominal value that is greater than the per share nominal value of its existing shares.

11.3.2	Divide, by a re-division of the existing shares, in whole or in part, its share capital, in whole or in part, to shares of a per share nominal value that is smaller than the per share nominal value of its existing shares.

11.3.3	Reduce the share capital and any capital redemption reserve fund in the manner and under the terms and with the approval required by the Companies Law.

11.3.4	Redistribute the existing shares, in whole or in part, into shares of different, new and/or existing classes, with the same preferred rights, priority rights, preferential rights, exceptions, restrictions, classes, changes of rights, missing rights and deferred rights as the resolution states.

12.	Change of rights of share classes

12.1	If the share capital is divided into different classes of shares, the Company may, by a resolution adopted by a general meeting, by ordinary majority, unless the terms of issuance of the particular class of shares stipulates otherwise, cancel, convert, expand, add, reduce, amend or change in another manner the rights of a class of shares of the Company, provided that the resolution was approved at a general meeting for shareholders of that particular class, by ordinary majority, or - if otherwise stipulated in the terms of issuance of a particular class of shares of the Company - as stipulated in said terms of issuance, and subject to relevant law.

12.2	The provisions fixed in these Articles regarding shareholders meetings shall apply, mutatis mutandis, to all meetings of a class, provided that a quorum in a meeting of a class shall be when at the commencement of the meeting, there shall be present, themselves, or by proxy, one or more shareholders who together hold at least twenty five percent of the number of shares issued of the particular class. If no quorum exists within one half hour from the time designated for the commencement of the meeting, the meeting of the class shall be adjourned for one week, to the same day of the week, the same time and same place, or to a later date or another place if so stated in the notice of the meeting, and at the adjourned meeting, a quorum shall be the number of participants therein notwithstanding the number of shares held by them.

12.3	The rights conferred upon shareholders or owners of a class of shares that were issued, whether with ordinary rights, preferred rights or other special rights, shall not be deemed as having been converted, reduced, impaired or altered in another manner by the creation or issuance of additional shares of any class, whether of equal, different or preferred rights nor will they be considered as having been converted, reduced, impaired or altered in another manner, by an alteration of the rights attached to shares of another class, unless expressly stipulated otherwise in the terms of the issuance of the shares.

13.	Issuance of other shares or securities

13.1	The Company may issue shares and other securities which are convertible or may be exercised into shares, as the Board of Directors determines, limited to the authorized share capital of the Company. For purposes of calculating the limit of the authorized capital, convertible securities or securities that are exercisable into shares, shall be considered as having been converted or exercised on the date of their issuance. Without derogating from the foregoing generalities, the Company may issue the other shares and securities, grant preferred rights, including options, to purchase them or otherwise regulate them, to those persons, at such times, at the prices and under such terms and in accordance with any other provision associated thereto, including, provisions regarding the methods for distributing the shares and securities issued by the Company, among their purchasers, including in the case of a oversubscription, all - as the Board of Directors decides.

13.2	Without derogating from the foregoing generalities, and subject to the provisions of the Companies Law and these Articles, the Board of Directors may determine that the purchase price for the shares shall be paid in cash or in specific assets, including securities or in any other manner it deems fit, or that the shares will be issued as bonus shares or issued for their nominal value or for a greater value, individually or by a series of shares, all pursuant to the terms and at such times as determined by the Board of Directors in its discretion.

14.	Redeemable securities

Subject to the provisions of the Companies Law the Company may issue redeemable securities under such terms and in such manner as determined by the Board of Directors in its discretion.

15.	Registers

15.1	The Company shall maintain a Shareholder Register as required by the Companies Law. Subject to the provisions of the Companies Law, upon registration in the Shareholder Register the registered shareholder will be deemed the owner of the shares registered in his name, even if a share certificate has not been issued for the shares.

15.2	The Company will maintain a Register for substantial shareholders, as required by the Companies Law.

15.3	The Company may maintain another Shareholder Register outside of Israel under the terms established for this matter in the Companies Law.

15.4	The Company will maintain a register of bond holders and holders of convertible securities of the Company, and the provisions of these Articles relating to shares shall apply to these convertible shares, in respect to the registration in a register, the issuance of certificates, replacement of certificates, transfer and assignment, mutatis mutandis, all subject to the terms of issuance of the securities.

16.	General Meetings

Resolutions of the Company in the following matters shall be adopted by the general meeting:

16.1	Changes to the Articles of Association;

16.2	Exercise of the powers of the Board of Directors if the Board of Directors cannot fulfill its position, as stated in Section 52(a) of the Companies Law;

16.3	Appointment of the Company auditor and the termination of his employment;

16.4	Appointment of directors, including external directors (to the extent external directors are required to be elected under applicable law or should the Company elect to have external directors serve on the Board of Directors of the Company), and their dismissals;

16.5	Approval of actions and transactions requiring approval of the general meeting under the Companies Law or any other law;

16.6	Increase of the authorized share capital and its reduction;

16.7	Any other resolution that under the Companies Law must be adopted by a general meeting;

16.8	Merger, as defined in the Companies Law.

17.	Convening General Meetings

17.1	General meetings shall be convened at least once a year at the place and time determined by the Board of Directors but no later than 15 months after the previous general meeting. These general meetings shall be called “annual meetings”. The other meetings of the Company shall be called “extraordinary meetings”.

17.2	The agenda at the annual meeting shall include the presentation of reports by the Board of Directors and the financial statements to the extent required by law. The general meeting shall appoint an auditor, the directors under these Articles and shall discuss all other matters which must be discussed in the annual meeting of the Company by these Articles and by the Law, as well as any other matter determined by the Board of Directors.

17.3	The Board of Directors may convene an extraordinary meeting by a resolution of the Board and shall convene an extraordinary meeting if it receives a written demand to do so by any of the following (“Demand to Convene”):

17.3.1	Two directors or one quarter of the directors then serving; and/or

17.3.2	One or more shareholders, who hold at least five percent of the issued capital and at least one percent of the voting rights in the Company; and/or

17.3.3	One or more shareholders who hold at least five percent of the voting rights in the Company.

17.4	Any demand to convene must specify the objectives in respect to which the meeting would be called and shall be signed by the persons requesting the meeting and delivered to the official office of the Company. The demand may consist of a number of identical documents each one signed by one or more requesting individuals.

17.5	The Board of Directors that is requested to convene an extraordinary meeting will convene such a meeting within twenty one days from the date the demand to convene was submitted to a date that will be specified in the invitation and subject to relevant law.

17.6	If the Board of Directors fails to convene an extraordinary meeting requested under Article 17.3 above, the requesting individual may, and if they are shareholders - even some of them who hold more than half of the voting rights, convene the meeting on his own, provided that it is not convened more than three months from the date such demand was submitted, and it shall be convened, insofar as possible, in the same manner that meetings are convened by the Board of Directors.

17.7	The agenda of a shareholders meeting shall be determined by the Board of Directors and shall also include topics for which an extraordinary meeting was demanded to be convened under Article 17.5 as well as topics that were requested as set forth in Article 17.8.

17.8	One or more shareholders who hold at least one percent of the voting rights in a shareholders meeting may ask the Board of Directors to include a topic on the agenda of a shareholders meeting to be convened in the future, provided that the topic is suitable for discussion at the shareholders meeting.

17.9	A demand as set forth in Article 17.8 shall be submitted in writing to the Company at least seven days prior to the issuance of notice of the convening of a shareholders meeting, along with the language of the proposed resolution by the shareholders attached to the demand.

17.10	Other than notice of a shareholders meeting as set forth in Article 17.10, the Company shall not be obliged to deliver notice of a shareholders meeting to registered shareholders or to non registered shareholders.

17.11	Notice of a shareholders meeting shall specify the place, date and time of the meeting and shall include the agenda as well as a brief summary of the proposed resolutions and any other description required by law.

17.12	The Board of Directors, in its decision to convene a meeting, may determine the nature of the description of the items to be included on the agenda of the meeting, which will be delivered to those shareholders entitled to participate in the meeting, all according to the judgment of the Board of Directors and subject to the provisions of the Companies Law.

17.13	Without derogating from the powers of the Board of Directors as set forth in this Article 17, and without detracting from the generalities of the provisions of these Articles regarding the transfer of powers by the Board of Directors, the Board of Directors may transfer its powers as stated above in this Article 17, to a committee of the Board of Directors and/or an office holder in the Company, whether for the purpose of a particular shareholders meeting or for a period of time.

17.14	A defect made in good faith in the convening of a general meeting or in the management thereof, including a defect resulting from the non satisfaction of a provision or term that was fixed by law or in these Articles, including in the manner of the convening of the general meeting or its management, shall not invalidate any resolution adopted by the general meeting and shall not render defective the discussions that took place in it, subject to the provisions of the law.

18.	Proceedings in the general meetings

18.1	Proceedings in the general meeting shall not commence until a quorum is present at the start of the proceedings. A quorum shall be the presence of at least two shareholders who hold at least twenty five percent of the voting rights (including presence through a proxy or voting instrument) within one half hour from the time the meeting was designated to start.

18.2	If a quorum is not present after one half hour from the time the general meeting was designated to start, the meeting shall be adjourned for one week, to the same day, same time and place or to a later date if specified in the invitation to the meeting or notice of the meeting without the need for an additional notice (“Adjourned Meeting”).

18.3	A quorum for an Adjourned Meeting shall be the number of its participants.

18.4	The chairman of the Board of Directors shall serve as chairman of the general meeting. If at any general meeting the chairman of the Board of Directors is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as chairman of the general meeting, any of the following may preside as chairman of the general meeting (and in the following order): Director, Chief Executive Officer, Chief Financial Officer, Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling to act as chairman of the general meeting, the shareholders present (in person or by proxy) shall choose a shareholder or its proxy present at the meeting to be chairman of the general meeting.

18.5	A general meeting in which a quorum is present may decide to adjourn the meeting to another date and place, and in such an instance, notices and invitations to the adjourned meeting shall be delivered according to Article 17.10 above.

19.	Voting in the General Meeting

19.1	A shareholder who wishes to vote in a shareholders meeting shall prove his ownership of the share to the Company, to the extent and in the manner required by applicable law. Without derogating from the foregoing, the Board of Directors may fix provisions and procedures regarding the proof of ownership of Company shares, subject to applicable law.

19.2	A shareholder of the Company may vote at general meetings in person or by proxy or voting instrument.

19.3	Shareholders entitled to participate and vote at the general meeting are those who are shareholders on the record date fixed by the Board of Directors by resolution, and subject to applicable law.

19.4	Each share grants one vote in general meetings of the Company. Each shareholder shall have the number of votes in accordance with the number of shares held by him for each vote.

19.5	A resolution at a general meeting shall be adopted by an ordinary majority unless another majority is designated in the Companies Law or these Articles.

19.6	A resolution of a general meeting regarding a Merger shall be adopted by a special majority of two thirds of the ordinary shares represented at the general meeting, in person or by proxy or voting instrument and voting thereon. Change of this Article shall be made in accordance with the terms of Article 42.2 below.

19.7	A declaration by the chairman of the meeting that a resolution was unanimously adopted or adopted by a specific majority, or that it failed or was not adopted by a specific majority, shall be conclusive evidence of the accuracy of the declaration.

19.8	In a tie, the chairman of the meeting shall not have a decisive or additional vote and the resolution that was put to a vote shall be rejected.

19.9	Shareholders of the Company may, in respect to any matter on the agenda of the meeting, vote in the general meeting (including a meeting of a class) by way of a voting instrument, provided that the Board of Directors, subject to the law, has not in its resolution to convene the meeting, negated the possibility of voting by way of a voting instrument on that issue.

19.10	If the Board of Directors prohibits the use of a voting instrument, such prohibition shall be specified in the notice of the convening of the meeting pursuant to Article 17.10 above.

19.11	A shareholder may specify the manner in which he wishes to vote on the voting instrument and deliver it to the Company until the start of the meeting. A voting instrument in which a shareholder specified his manner of voting, which reaches the Company by the start of the meeting (including an adjourned meeting) shall be deemed as having been present at the meeting for purposes of establishing a quorum under Article 18.1 above.

19.12	The appointment of a proxy shall be in writing signed by the appointer. A corporation shall vote through its representatives appointed by an instrument that is duly signed by the corporation.

19.13	A vote in accordance with a power of attorney shall be lawful even if prior to said vote the appointer died or became legally incompetent, dissolved, was declared bankrupt, or the instrument of appointment was revoked or the share in respect to which the instrument was given was transferred, unless a written notice was received in the office prior to the meeting that the shareholder died, became incompetent, was dissolved, was declared bankrupt, or the appointment instrument was revoked or the share was transferred.

19.14	The instrument of appointment of a proxy and power of attorney or a copy certified by an attorney shall be deposited at the official office of the Company at least forty-eight (48) hours prior to the time designated for the meeting or the adjourned meeting at which is intended for the person mentioned in the instrument to vote.

19.15	A shareholder of the Company is entitled to vote in meetings of the Company through a number of proxies who will be appointed by him, provided that each proxy is appointed for different holdings of the shareholder of the Company shares. Nothing shall prevent each such proxy from voting at meetings of the Company in different manners.

19.16	If a shareholder is legally incompetent, he may vote through a member of his trustees, the receiver of his property, his natural guardian or another legal guardian and they may vote in person or by proxy or voting instrument.

19.17	If one or more of the holders of a jointly held share participate in a meeting, the vote of the person whose name appears first in the Shareholder Register as the owner of the share, in person or by proxy or voting instrument, and he is the one entitled to give the Company the voting instruments.

20.	The Board of Directors

20.1	The Board of Directors shall determine the policy of the Company and shall supervise the performance of the duties of the General Manager and his activities. A power of the Company that was not delegated by the Companies Law or by these Articles to another organ, may be exercised by the Board of Directors.

20.2	The Board of Directors shall have all the authorities and powers conferred upon it by these Articles, by the Companies Law and by relevant law.

20.3	Without derogating from the provisions of these Articles, the Board:

20.3.1	Shall determine the operating plans of the Company, the principles of funding the plans and the order of preference among them;

20.3.2	Will examine the financial situation of the Company, and will set the credit limit that the Company is allowed to obtain;

20.3.3	Will determine the organizational structure and wage policies of the Company;

20.3.4	May resolve to issue a series of Company bonds;

20.3.5	Is responsible for the preparation of the Company’s financial statements and the approval thereof and to bring them before the annual meeting, as set forth in Section 171 of the Companies Law;

20.3.6	Will report to the annual meeting about the state of affairs of the Company and its business results, as set forth in Section 173 of the Companies Law;

20.3.7	Will appoint the General Manager of the Company and may resolve to dismiss him;

20.3.8	Will decide on the activities and transactions which require its approval pursuant to these Articles or pursuant to Sections 255 and 268 to 275 of the Companies Law;

20.3.9	May resolve to issue shares and securities convertible into shares until the limit of the authorized share capital of the Company;

20.3.10	May resolve to distribute dividends or bonus shares, as warranted, by the Company;

20.3.11	May decide on an acquisition under such meaning in Section 1 of the Companies Law, from all shareholders or some of them, as it chooses;

20.3.12	Will give its opinion on a special acquisition offer, as set forth in Section 329 of the Companies Law;

20.3.13	Will determine the minimal number of directors needed on the Board, who must be accounting and financial experts, within the meaning of Section 240 of the Companies Law; the minimum number shall be set by taking into account, inter alia, the type of company, its size, scope and complexity of its operations, and subject to the total number of directors in the Company, pursuant to Section 219 of the Companies Law.

The powers of the Board of Directors pursuant to this Article may not be delegated to the General Manager.

20.4	An authority of the Company that was not delegated by the Companies Law or by these Articles to another organ, may be exercised by the Board of Directors.

20.5	The Board of Directors may decide that the authorities conferred on the General Manager will be transferred to the authority of the Board, and all - for a specific matter or for a specific time frame. Without derogating from the foregoing, the Board of Directors may instruct the General Manager how to act in a specific matter. If the General Manager does not comply with the instruction, the Board of Directors may exercise the necessary authority to implement the instruction in his stead; if the General Manager is prevented from exercising his authorities, the Board of Directors may exercise them in his stead.

20.6	Subject to the provisions of the Companies Law, the Board of Directors may delegate its authorities to the General Manager, an officer of the Company or another person. The delegation of the authority of the Board, may be for a specific matter or for a specific time frame, in the discretion of the Board.

21.	Appointment of the Board of Directors and termination of office

21.1	The number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting, provided that it is not less than five and no more than eleven directors (including the external directors, if any were elected).

21.2	The Company directors shall be elected by the annual meeting and/or by an extraordinary meeting, and shall function in their capacity until the expiration of the next annual meeting or until they cease functioning as directors under the provisions of these Articles. If a general meeting of the Company does not elect the minimum number of directors as specified in the Articles, the directors who served until said meeting shall continue to function, until their replacement by the general meeting of the Company.

21.3	Further to Article 21.2 above, the Board of Directors may appoint a director in the place of a director whose position was vacated and/or as an addition to the Board of Directors, subject to the maximum number of directors as set forth in Article 21.1 above. The appointment of a director by the Board of Directors shall be valid until the next annual meeting or until such director ceases to function pursuant to the provisions of these Articles.

21.4	A director, whose term of office expires, may be reelected.

21.5	A director shall begin functioning from the date of his appointment by the annual meeting and/or the extraordinary meeting and/or the Board of Directors or from another date if such date was designated in the resolution of his appointment by the annual meeting and/or the extraordinary meeting and/or the Board of Directors.

21.6	The Board of Directors shall elect a chairman of the board amongst their members. If a chairman is not elected or if the chairman is not present within 15 minutes after the time designated for the meeting, the directors present shall elect one of those present to serve as chairman at that meeting, and he shall conduct the meeting and shall sign the minutes of the meeting.

21.7	The chairman of the Board of Directors shall not be the General Manager of the Company unless the terms listed in Section 121(c) of the Companies Law are satisfied.

21.8	The general meeting may remove any director from his office prior to the expiration of his term of office, whether the director was appointed by the general meeting by virtue of Article 21.2 above or whether the director was appointed by the Board of Directors by virtue of Article 21.3 above, provided that the director was provided with reasonable opportunity to state his position before the general meeting.

21.9	If a vacancy occurs on the Board, the remaining directors may continue to act so long as their number does not drop below the minimum number of directors designated by these Articles. If the number of directors drops below the minimum number so designated, the remaining directors may act, but only to fill the vacancy left by the director under Article 21.3 or in order to convene a general meeting of the Company, and until the convening of the general meeting, they may act to manage the pressing affairs of the Company.

21.10	Subject to the provisions of the Companies Law and the regulations promulgated thereunder, the Company may compensate directors for their service as directors.

21.11	Each member of the Board of Directors may, with the consent of the Board, appoint an individual to serve as alternate (hereinafter “Alternate Director”) provided that no person shall be appointed as an alternate director if such person has already been appointed as an alternate for another director and/or if such person already serves as a director of the Company.

21.12	The appointment or termination of service of an Alternate Director shall be made by a written instrument signed by the appointing director, however, in any event, the office of an Alternate Director shall be terminated if the instances enumerated in Article 21.14 herein become applicable to him or if the office of the member of the Board of Directors for whom he serves as an alternate is vacated for any reason whatsoever.

21.13	An Alternate Director shall have the same status, rights, and obligations as a director and is governed by all the provisions of the law and these Articles applicable to directors, other than the provisions regarding appointment and/or dismissal of a director as contemplated by these Articles.

21.14	The office of a director shall be vacated in any one of the following instances:

21.14.1	He resigned from his office by a letter signed by him that was submitted to the Company explaining the reasons for his resignation;

21.14.2	He was removed from office by the general meeting;

21.14.3	He was convicted of a crime as stated in Section 232 of the Companies Law;

21.14.4	Pursuant to a decision of the court, as stated in Section 233 of the Companies Law;

21.14.5	He is declared legally incompetent;

21.14.6	He is declared bankrupt, and if a corporation - a decision was made to voluntarily wind up or a liquidation order is issued.

21.15	The terms of office of members of the Board shall be authorized by the compensation committee, the Board of Directors, and the general meeting, in that order, unless otherwise required by applicable law.

22.	External directors

To the extent external directors are required to be elected under applicable law or should the Company elect to have external directors serve on the Board of Directors of the Company, at least two external directors shall serve on the Board of Directors of the Company, in accordance with the requirements of the Companies Law and the regulations thereunder.

23.	Meetings of the Board of Directors

23.1	The Board of Directors shall convene a meeting according to the needs of the Company and at least once every three months.

23.2	The chairman of the Board of Directors may convene the Board at any time. Moreover, the chairman of the Board will convene a meeting in the following instances:

23.2.1	Upon demand of two directors, however if at such time the board numbers five or less directors - upon demand of one director;

23.2.2	Upon demand of one director if he specifies in his demand to convene the Board that he was informed of a matter of the Company that was discovered to have allegedly constituted a breach of the law or violation of proper corporate governance;

23.2.3	A notice or report by the General Manager which requires action by the Board;

23.2.4	The auditor notified the chairman of the Board of Directors of material defects in the accounting audit of the Company.

23.3	Notice of a Board meeting shall be delivered to all board members at least three (3) days prior to the convening of the meeting of the Board of Directors, unless the matters to be discussed at such meeting are of such urgency and importance, as determined by the Chairman of the Board, that notice ought reasonably to be waived under the circumstances. The notice shall be delivered to the director in accordance with the provisions of Article 43.1 herein, and shall specify the date of the meeting and the place where it will be convened, as well as a reasonable description of all the subjects on the agenda.

23.4	Notwithstanding the above, the Board of Directors may convene a meeting without notice upon the consent of all the directors.

23.5	A quorum for a meeting of the Board shall be a majority of the members of the Board serving at the time of the meeting. If a quorum is not present within one half hour from the time designated for the meeting of the Board, the meeting shall be adjourned to a later date to be decided by the chairman of the Board of Directors, or in his absence, the directors who were present at the convened meeting, provided that advance notice of three (3) days is delivered to all the directors of the adjourned meeting. The quorum for an adjourned Board meeting is the number of participants at the meeting. Notwithstanding the foregoing, the quorum required to deliberate and adopt resolutions of the Board regarding the termination or suspension of the duties of the internal auditor is a majority of the members of the Board.

23.6	The Board of Directors may convene meetings by any means of communication, provided that all the directors participating can hear one another simultaneously.

23.7	The Board of Directors may adopt resolutions without actually convening a meeting provided that all the directors entitled to participate in the deliberations and vote on the matter proposed for resolution consent to such. If such resolutions were adopted as stated in this Article, minutes of the resolutions will be written, including the resolution not to convene a meeting, and the chairman of the Board shall sign the minutes.

24.	Voting on the Board

24.1	Each director shall have one vote for every resolution put to vote.

24.2	Resolutions of the Board shall be adopted by a majority of votes. The chairman of the Board shall not have an additional or conclusive vote and in the event of a tied vote the resolution put to a vote shall be rejected.

25.	Committees of the Board

25.1	The Board may establish committees and appoint members of the Board to serve on them (hereinafter - “Committee of the Board”). If Committees of the Board are established, the Board of Directors shall determine, in the terms of the powers of the committee, if the Committee of the Board should be delegated certain authorities of the Board so that a resolution by the Committee of the Board will be deemed a resolution taken by the Board or if a resolution of a Committee of the Board shall be considered as a recommendation only subject to approval by the Board of Directors, provided that a committee shall not be delegated powers to adopt resolutions in the matters of appointments pursuant to Section 112 of the Companies Law. A person who is not a director shall not serve on a Committee of the Board to which the Board delegated its authorities. A person who is not a director may serve on a Committee of the Board where the Committee’s capacity is advisory.

25.2	The provisions in these Articles shall apply in respect to meetings and deliberations of any Committee of the Board that is comprised of two or members, on matters relating to meetings of the Board of Directors and the voting therein, mutatis mutandis, subject to resolutions by the Board of Directors relating to the proceedings in meetings of the committee (if there are any such resolutions).

26.	Audit Committee

26.1	The Board of Directors of the Company shall appoint an audit committee from among its members. The number of members on the audit committee shall not be less than three. If external directors are required to be elected under applicable law or should the Company elect to have external directors serve on the Board of Directors, all the external directors shall be members of the audit committee. The chairman of the Board of Directors, or any director who is employed by the Company or provides the Company with services on a regular basis and/or a controlling shareholder or a relative thereof, shall not be appointed as a member of the audit committee.

26.2	The duties of the audit committee are:

26.2.1	To expose flaws in the business management of the Company, inter alia, by consulting with the internal auditor of the Company or with the auditor, and to recommend to the Board of Directors ways to rectify the flaws;

26.2.2	To decide whether to approve acts and transactions requiring the approval of an audit committee pursuant to the Companies Law; and

26.2.3	Such other duties as required by applicable law or stock exchange rules.

27.	Minutes

27.1	The Board of Directors shall cause minutes to be made of the proceedings in Board meetings in which will be recorded, inter alia, the names of the participating directors and others who are present, the matters discussed, and the resolutions adopted at each meeting of the Board. All such minutes shall be signed by the chairman of the Board or by the chairman of the meeting, as applicable. Minutes that are approved and signed shall serve as conclusive proof of their contents.

27.2	The provisions of Article 27.1 above shall apply to the meetings of all committees of the Board and the adoption of resolutions by the Board when it does not convene.

28.	The General Manager

28.1	The Board of Directors shall appoint one or more General Managers. The General Manager shall be responsible for the regular management of the affairs of the Company within the framework of the policy set by the Board of Directors and subject to its directives.

29.	Obtaining Credit and Providing Guarantees and Bonds

The Company may from time to time:

29.1	Obtain credit in any amount and secure its repayment in any manner, as well as give guarantees, debentures and sureties of any kind, as decided by the Board of Directors in its discretion;

29.2	Obtain credit in an amount and under such terms as decided by the General Manager or one whom he authorizes for such purpose, at the credit limits and securities that are fixed by the Board of Directors;

29.3	Issue bonds, capital notes or letters of undertaking, including debentures, capital notes or letters of undertaking which are convertible or which may be exercised into shares, whether in a series or not, and to pledge its assets, in whole or in part, whether for the present or the future, by a floating charge or a fixed charge - all as decided by the Board of Directors in its discretion and under the terms it deems fit. Debentures, capital notes, letters of undertaking, or other securities, as stated above, may be issued at discount, at a premium, or in any other manner, with deferred rights or with special rights or preferential rights or other rights, all as determined by the Board of Directors in its discretion.

30.	[Revoked]

31.	Participation in liquidation

If the Company is liquidated, the surplus assets shall be distributed on a pro rata basis to the sum that was paid up or eligible to be paid up on the nominal value of the shares. The Company shares have equal rights among them in respect to the capital amounts that were paid or deemed to have been paid on the nominal value of the shares in all matters related to the return of the capital and participation in the distribution of the surplus assets of the Company in a dissolution subject to the special rights of shares if shares with special rights were issued.

32.	Validity of Actions and Approval of Transactions

Subject to the provisions of the law, all acts taken by the Board of Directors or by a committee of the Board or by any person functioning as a director or a member of a committee of the Board or by the General Manager, shall be valid even if subsequent to such act, a defect in the appointment of the Board of Directors, committee of the Board, director, a member of the committee or the General Manager, as applicable, is discovered, or if one of said office holders was disqualified from functioning in his position.

33.	Exemption, Insurance and Indemnification

33.1	The Company may exempt in advance an office holder of the Company from liability, in whole or in part, for damages resulting from a breach of his duty of care towards the Company. Nevertheless, the Company may not exempt in advance a director from his responsibility towards it due to a breach of the duty of care in distribution. Furthermore, the Company may not exempt an office holder of the Company for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other office holder (including an office holder who is not the office holder the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

33.2	The Company may indemnify an office holder retroactively for an obligation or cost as set forth in Articles 33.2.1, 33.2.2 and 33.2.3 herein imposed upon him for an act performed in his capacity as an office holder in the Company:

33.2.1	A financial obligation imposed on him in favor of another person pursuant to a court judgment, including a court judgment issued as part of a settlement or an arbitrator’s decision that was approved by the court;

33.2.2	Reasonable litigation costs, including legal fees expended by the office holder for an investigation or proceeding conducted against him by the authority competent to conduct an investigation or proceeding, which ended without an indictment against him and without being charged any monetary obligation as an alternative to a criminal proceeding, or which ended without an indictment against him but with the imposition of a monetary obligation as an alternative to a criminal proceeding for an offense that did not require mens rea; in this Article - the end of a proceeding without the filing of an indictment in a matter where a criminal investigation was opened - means the closing of the case pursuant to section 62 of the Criminal Procedure [Consolidated Version] Law, 5742 - 1982 (in this sub Article - Criminal Procedure Law) or following proceedings by the Attorney General pursuant to section 231 of the Criminal Procedure Law; “Monetary obligation as an alternative to a criminal proceeding” - a monetary obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law, 5746 - 1985, a fine for an offense established as a finable offense pursuant to the provisions of the Criminal Procedure Law, monetary or financial sanctions;

33.2.3	Reasonable litigation expenses, including legal fees, expended by an officer or for which he was held accountable by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in a criminal indictment in which he was acquitted, or a criminal indictment in which he was convicted of an offense that did not require criminal intent

33.2.4	Any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an office holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P(b)(2) of the Israeli Economic Competition Law, 5748-1988, and the regulations promulgated thereunder (in these Articles, the “Economic Competition Law”)).

33.3	The Company may commit in advance to indemnify an office holder for obligations or costs as set forth in Article 33.2 above, in each of the following (in these Articles – “Commitment to Indemnify”) -

33.3.1	As set forth in Article 33.2.1, provided that the commitment to indemnify is limited to those types of events that in the opinion of the Board of Directors were foreseeable at the time such commitment to indemnify is given and to a sum that the Board of Directors determine is reasonable under the circumstances, and that in the commitment to indemnify the incidents which the Board believes are foreseeable in light of the actual operations of the Company at the time of the issuance of the commitment and the amount or the guidelines which the Board determined that are reasonable in the situation are specified.

33.3.2	As set forth in Articles 33.2.2 and 33.2.3.

33.4	The Company may enter into a contract to insure the liability of an office holder of the Company for an obligation imposed on him for an act performed in his capacity as an office holder of the Company, in each of the following:

33.4.1	Breach of a duty of care towards the Company or another person;

33.4.2	A breach of a fiduciary duty towards the Company, provided that the office holder acted in good faith and had reasonable grounds to assume that the act would not harm the welfare of the Company;

33.4.3	A financial duty imposed on him in favor of another person; and

33.4.4	Any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, insure an office holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P(b)(2) of the Economic Competition Law).

33.5	Articles 33.1 to 33.4 shall not apply in each of the following instances -

33.5.1	A breach of a fiduciary duty, other than for indemnification and insurance for a breach of fiduciary duty as set forth in Article 33.4.2 above;

33.5.2	A beach of the duty of care that was done intentionally or hastily unless done negligently only;

33.5.3	An act with the intent of producing unlawful personal gain;

33.5.4	A fine or sanction imposed on an office holder.

33.6	Decisions about giving an exemption, insurance, indemnification or a commitment to indemnify a director and/or officer who is not a director shall be adopted pursuant to relevant law.

33.7	Any amendment to the Companies Law or other applicable law adversely affecting the right of any office holder to be indemnified, insured or exempted pursuant to this Article shall be prospective only, and shall not affect the Company’s obligation or ability to indemnify, insure or exempt an office holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

33.8	The provisions of this Article (i) shall apply to the maximum extent permitted by law (including the Companies Law, the Securities Law and the Economic Competition Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an office holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an office holder; and/or any office holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

33.9	For purposes of this Article, “capacity as an office holder of the Company” shall include capacity as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any other corporation, partnership, joint venture, trust or other enterprise, in which the office holder serves at any time at the request of the Company (the “Corporate Capacity”). The phrase “an act performed in his capacity as an office holder” shall include any act, omission or failure to act and any other circumstances relating to or arising from the office holder’s service in a Corporate Capacity.

34.	Internal Auditor

34.1	The Board of Directors of the Company shall appoint an internal auditor in accordance with the recommendation of the audit committee. No person shall serve as an internal auditor of the Company if he is an interested party of the Company, an office holder of the Company, a relative of any of the foregoing, or the Company’s auditor or a representative thereof.

34.2	The Board of Directors shall establish which office holder shall be the organizational supervisor of the internal auditor, and in the absence of any such determination, it will be the chairman of the Board of Directors.

34.3	The internal audit plan to be prepared by the internal auditor will be submitted for approval of the audit committee, nonetheless, the Board of Directors may establish that the plan be submitted for approval of the Board.

35.	Auditor

35.1	The annual meeting shall appoint an external auditor for the Company. The external auditor shall function in his capacity until the end of the following general meeting, or for a longer period as will be determined by the annual meeting, provided that the term of service shall not be extended beyond the end of the third consecutive annual meeting following the one in which he was appointed.

35.2	Remuneration of the external auditor for his auditing activity shall be established by the Board of Directors. The Board of Directors shall report the salary of the external auditor and the terms of his contract, including payments and obligations of the Company to him, to the annual meeting.

36.	Signatory Rights of the Company

36.1	The signatory rights of the Company shall be determined from time to time by the Board of Directors of the Company.

36.2	The person signing on behalf of the Company shall do so together with the Company seal or its printed name.

37.	Dividends and bonus shares

37.1	A decision by the Company to distribute a dividend and/or distribute bonus shares shall be adopted by the Board of Directors of the Company. The Board of Directors may decide that the dividend will be paid, in whole or in part, in cash or distribution in kind, including in securities or in any other manner, in accordance with its judgment.

37.2	Shareholders entitled to a dividend are those who are shareholders at the time of the resolution of the dividend or a later date if another date is established in the resolution to distribute dividends.

37.3	If the Board of Directors has not determined otherwise, a dividend may be paid by check or payment order by dispatch by mail to the official address of the shareholder or the person entitled to it, or in the event of joint registered owners of a share, to the person whose name appears first in the Shareholder Register in respect to the joint ownership. Any such check shall be made out to the person to whom it is sent. A receipt by a person who on the date of the announcement of the dividend is registered in the Shareholder Register as the owner of any share or, in the case of joint ownership, of one of the joint owners, shall serve as confirmation regarding all the payments made in respect to said share for which the receipt was issued.

37.4	To implement any decision pursuant to the provisions of this Article, the Board of Directors may settle as it sees fit any difficulty that may arise in respect to the distribution of dividends and/or bonus shares, including making a determination of the value for the purposes of such distribution of specific assets and to decide that payments in cash will be made to members on the basis of the value that was determined, to establish provisions in respect to fractional shares or in respect to non payment of small amounts.

38.	Company documents

38.1	The shareholders have the right to inspect the documents of the Company as set forth in Section 184 of the Companies Law, if the conditions established for doing so are met.

38.2	Without derogating from the provisions of Article 38.1 above, the Board of Directors may, in its discretion, decide to grant a right of inspection of the Company documents, or any part of them, including to shareholders, all or some, as it deems fit, in its discretion.

38.3	Shareholders shall not have a right to inspect Company documents or any part of them, unless they have been granted such right by statute or by these Articles, or if they are permitted to do so by the Board of Directors as stated in Article 38.2 above.

38.4	Subject to the provisions of all laws, any book, receipt or register which the Company must maintain, by law or by these Articles, shall be maintained by technical, mechanical or other means, as decided by the Board.

39.	Redeemable Securities

The Company may, subject to relevant law, issue redeemable securities under such terms as established by the Board of Directors, provided that the general meeting will approve the recommendation of the board and the terms that were established.

40.	Donations

The Company may donate a reasonable sum of money to a cause that the Board of Directors deems a suitable cause, even if the donation is not part of the business considerations for generating profit for the Company.

41.	Books

41.1	The Company shall keep account books and prepare financial statements pursuant to the Companies Law and any other applicable law.

41.2	Receipt books shall be held in the office or another place deemed satisfactory by the Board of Directors and shall always be open for inspection by the directors.

42.	Change of the Articles of Association

42.1	The Company may change these Articles, by a resolution adopted by the general meeting by an ordinary majority of shareholders present at the general meeting, entitled to vote and who vote, all subject to the provisions of the Companies Law.

42.2	Notwithstanding the provisions of Article 42.1 above, the Company may change the provisions of Article 19.6 above (regarding a merger), by a resolution adopted by the general meeting by a special majority of 60% of the shareholders present at the general meeting, entitled to vote and who vote, all subject to the provisions of the Companies Law.

42.3	Subject to the provisions of the Companies Law, changes to these Articles are valid from the date a resolution of such is adopted by the Company or from a later date as established by such resolution.

43.	Notices

43.1	Subject to applicable law, a notice or any other document that the Company sends and which it is entitled or required to give under these Articles and/or the Companies Law, shall be delivered by the Company to any person, whether in person, or by dispatch by mail by a letter addressed according to the recorded address of the shareholder in the Shareholder Register or according to the address that the shareholder specified in writing to the Company as an address for the delivery of notices or other documents, whether by electronic mail or by dispatch by facsimile at a number that the shareholder specified as a number for delivering notices by fax. Notice to all the shareholders of the Company may be made by publication in two daily newspapers in Israel. The date the notice is published in the newspaper shall be deemed as the delivery date of the notice to all the shareholders.

43.2	All notices that must be given to the shareholders shall be given, in respect to shares under joint ownership, to the person whose name is first mentioned in the Shareholder Register as the owner of the share, and any notice sent in this manner shall be sufficient notice to all the owners of that share.

43.3	Any notice or other document that is sent will be deemed as having arrived at its destination within 3 business days - if sent by registered mail and/or by regular mail in Israel, and if hand delivered or sent by fax, then it shall be deemed as having arrived at its destination the first business day after the receipt thereof. To prove delivery, it is sufficient to demonstrate that the letter that was sent by mail containing the notice or the document addressed to the correct address and delivered to a postal office was stamped or a stamped registered letter, and in respect to a facsimile, it is sufficient to produce a confirmation of dispatch from the sending device.

43.4	Any registration effected in a regular manner in the Register of the Company shall be deemed as conclusive proof of its dispatch as recorded in that Register.

43.5	If a need arises to provide a specific number of days of advance notice or a notice that will be in force for a specific period, the delivery date shall be counted as part of the number of days or period.

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